Exhibit (a)(1)(vii)
OPTION EXCHANGE FREQUENTLY ASKED QUESTIONS
The following are answers to some of the questions that you may have about this Offer. We urge you to read the entire Offer to Exchange carefully, in addition to the accompanying announcement emails, the Terms of Election, and the following questions and answers. The information in the following questions and answers is not complete. Where applicable, we have included section references to the Offer to Exchange where you can find a more complete description of the topics in this question and answer summary. We suggest that you consult with your personal financial and tax advisors before deciding whether to participate in this Offer.
For your ease of use, the questions have been separated into three sections:
1.Exchange Design.
2.Administrative/Timing.
3.Other Important Questions.
Exchange Design
1.    What is the Option Exchange?
The Option Exchange is being offered by Arcutis to allow eligible employees and consultants of Arcutis or its subsidiaries to exchange their outstanding options that have per share exercise prices equal to or greater than the Minimum Exercise Price for new awards comprised of a lesser number of RSUs, which we refer to as Replacement RSU Awards. The number of RSUs underlying Replacement RSU Awards that will be granted in exchange for existing Eligible Options will be determined by the exchange ratios described below under question 4. The Replacement RSU Awards will be granted on the Replacement RSU Award Grant Date, which we expect will be the Offer Expiration Date. Each RSU underlying a Replacement RSU Award represents the right to be issued one share of Common Stock following vesting. The Replacement RSU Awards will be subject to the terms and conditions of the 2020 Plan and the RSU agreement approved for use under the 2020 Plan. Each Replacement RSU Award will be completely unvested as of the Replacement RSU Award Grant Date, regardless of whether the surrendered option was wholly or partially vested. Replacement RSU Awards will vest based on continued employment by or continued service as a consultant with Arcutis in accordance with the following table based on the date of grant of the related Eligible Option:

Grant Date of Related Eligible Option	Replacement RSU Award Vesting Schedule
<= 12/31/2020	1/4th on each of the first four quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
1/1/2021 - 12/31/2022	1/8th on each of the first eight quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
>= 1/1/2023	1/12th on each of the first twelve quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
2.    Why are we making this Offer?
An objective of our equity incentive programs has been, and continues to be, to align the interests of participants with those of our stockholders, and we believe that the Option Exchange is an important component in our efforts to achieve that goal. The exchange ratios were calculated in this manner in order to balance the compensatory goals of the Option Exchange and the interests of our stockholders, including reducing our total number of shares of Common Stock underlying outstanding equity awards, avoiding further dilution to our stockholders and minimizing the accounting expense of the grants of Replacement RSU Awards.
A significant majority of our employees’ and consultants’ options have exercise prices that exceed, in some cases significantly, the trading price range of shares of our Common Stock over the past two plus years. We believe these underwater options are no longer effective as incentives to motivate and retain our employees and consultants. In the face of a competitive market for exceptional employees and skilled consultants, the need for adequate and appropriate incentives and retention tools remains strong.

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As of January 12, 2024, we had an aggregate of 10,684,064 shares subject to outstanding options, constituting approximately 11.0% of our 96,792,606 shares of Common Stock outstanding as of January 12, 2024. We refer to these shares together with shares available for issuance under our equity incentive plans as our “overhang.” As of January 12, 2024, 5,108,908 shares of Common Stock were underlying the Eligible Options, or approximately 5.3% of our total shares of Common Stock outstanding as of January 12, 2024. As of January 12, 2024, Eligible Options were vested and exercisable for approximately 2,810,525 shares of Common Stock, or approximately 2.9% of our total shares of Common Stock outstanding as of January 12, 2024.

Eligible Options remain outstanding and contribute to overhang until such time as they expire, terminate or are otherwise canceled. Although Eligible Options are not likely to be exercised as long as our share price is lower than the applicable exercise price, they will remain an expense on our financial statements with the potential to dilute stockholders’ interests for up to the full term of the options, while delivering relatively little retentive or incentive value. If all of the Eligible Options are exchanged and replaced by Replacement RSU Awards, the number of shares of our Common Stock underlying outstanding equity awards, including options and RSUs, would be reduced by approximately 2,956,693 shares, or approximately 3.0% of our total shares of Common Stock outstanding as of January 12, 2024. Replacement RSU Awards will either vest and be settled incrementally through February 2027 or will be forfeited at termination of service, each of which reduces our overhang. Further, surrendered Eligible Options will be canceled and returned to the pool of shares reserved for future grant.

The Option Exchange is voluntary and will allow eligible employees and consultants to choose whether to keep their existing options at existing exercise prices and vesting schedules or to exchange those options for Replacement RSU Awards with new vesting schedules. We intend the Option Exchange to enable eligible employees and consultants to recognize value from their equity awards, but this cannot be guaranteed considering the unpredictability of the stock market. (See Section 2 of the Offer to Exchange entitled “Purpose of this Offer” for additional information.)
Subject to the limitations set forth in Sections 6 and 14 of the Offer to Exchange entitled “Conditions of this Offer” and “Extension of Offer; Termination; Amendment,” respectively, we reserve the right before the Offer Expiration Date, to terminate or amend this Offer and to postpone our acceptance and cancellation of any options elected for exchange, if at any time on or after the date of commencement of the Offer and prior to the Offer Expiration Date certain events have occurred, including any increase or decrease of greater than 33% of the trading price of shares of our Common Stock that occurs during the tender offer as measured from $3.64, which was the closing price of shares of our Common Stock on the Nasdaq Global Select Market on January 12, 2024.
3.    Why has Arcutis decided on these particular terms for the Option Exchange?
As a publicly traded company, we are subject to very specific regulatory guidelines governed by the SEC and NASDAQ and acceptable market practices defined by stockholder governance groups on how to structure and execute an option exchange.
The elements of our proposed Option Exchange — including who is eligible to participate, which options are eligible for exchange, the exchange of options for RSUs, and the exchange ratios — are all necessary components in implementing an exchange offer that stockholders can support. In setting the terms of the exchange, we have taken industry guidelines into account along with what we believe is fair to and makes the most sense for our employees, Arcutis, and our stockholders. With the structure we have chosen, shareholder approval is not required and will not be requested for this Option Exchange.
4.    How does the Option Exchange work?
We are offering eligible employees and consultants the opportunity to exchange Eligible Options that have an exercise price equal to or greater than the Minimum Exercise Price for a predetermined number of RSUs underlying Replacement RSU Awards, rounded down to the nearest whole RSU, based on the exchange ratios described in the table below. The outstanding options that you hold give you the right to purchase shares of our Common Stock once you exercise those options by paying the applicable exercise price of those options (and satisfying any applicable tax withholding obligations). Thus, when we use the term “options” in this Option Exchange, we refer to the actual options you hold to purchase shares of our Common Stock and not the shares of Common Stock underlying those options.
Participating in the Option Exchange requires an eligible employee to make a voluntary election to tender Eligible Options on or before 8:59 P.M. Pacific Time on February 12, 2024, unless this Offer is extended, after which time such election will be irrevocable.
The exchange ratios in the Option Exchange represent the number of shares of Common Stock underlying an Eligible Option that an employee must surrender in order to receive one RSU underlying a Replacement RSU Award, and vary based on the exercise price of the Eligible Options. The exchange ratios for the Option Exchange were determined in part using the Black-Scholes model and the trading range of our Common Stock during the period preceding the date our Board of Directors (the “Board”) approved the Option Exchange and are based on the exercise prices of the Eligible Options. The exchange ratios were calculated in this manner in order to balance the compensatory goals of the Option Exchange and the interests of our stockholders, including reducing our total number of shares of Common Stock underlying outstanding equity awards, avoiding further dilution to our stockholders and

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minimizing the accounting expense of the grants of Replacement RSU Awards. The number of RSUs underlying each Replacement RSU Award, calculated according to the exchange ratios, will be rounded down to the nearest whole RSU on a grant-by-grant basis. Fractional RSUs will not be granted, and you will not receive any cash for fractional RSUs. The table below sets forth the exchange ratios to be used based on the exercise prices of your Eligible Options.

Exercise Price ($/share)	Ratio of Shares Subject to Eligible Options Surrendered to RSUs Underlying Replacement RSU Award to be Granted
$10.00 - $19.99	2 to 1
$20.00 - $27.49	2.5 to 1
>= $27.50	3 to 1
Unless prevented by law or applicable regulations, Eligible Options accepted for exchange will be canceled and Replacement RSU Awards will be granted under our 2020 Plan.
Examples
To illustrate how the exchange ratios work, assume that:
(a)    You are an active employee resident in the United States.
(b)    You have four existing option grants each covering 3,000 shares of Common Stock with corresponding per share exercise prices of: $6.52, $15.55, $24.60 and $32.44. Each option vests as to 1/48th of the shares subject to the option on each monthly anniversary of the vesting commencement date, subject to continued service.
(c)    The Replacement RSU Award Grant Date is on or about the Offer Expiration Date.
If you elect to participate in the Offer:
(a)    You will only be able to elect to exchange your three existing option grants with per share exercise prices of $15.55, $24.60 and $32.44 for Replacement RSU Awards. Your election to exchange can cover zero shares or all 3,000 shares of each separate grant (i.e., with the same exercise price and grant date). You cannot elect to exchange less than the full amount of a Separate Option Grant. For example, you cannot elect to exchange 500 shares of the option grant with the exercise price of $32.44. Instead, you can elect to exchange either all options with that exercise price, or none. If you have previously exercised a portion of an eligible Separate Option Grant, only the portion of the Eligible Option grant which has not yet been exercised will be eligible to be exchanged.
(b)    You will not be able to exchange your existing option grant with a per-share exercise price of $6.52 for a Replacement RSU Award because the exercise price is below the Minimum Exercise Price.
Under these facts, the table below shows the number of RSUs underlying each Replacement RSU Award you would receive were you to participate in the Offer and elect to exchange the existing Eligible Options with per-share exercise prices of $15.55, $24.60 and $32.44.

Grant Date of Existing Eligible Option	Exercise Price of Existing Eligible Option	Cancelled Shares Subject to Existing Eligible Option	Exchange Ratio	RSUs Underlying Replacement RSU Award
8/24/2020	24.60	3,000	2.5 to 1	1,200
3/2/2021	32.44	3,000	3 to 1	1,000
3/3/2022	15.55	3,000	2 to 1	1,500

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Replacement RSU Awards will vest based on continued employment by or continued service as a consultant with Arcutis in accordance with the following table based on the date of grant of the related Eligible Option:

Grant Date of Related Eligible Option	Replacement RSU Award Vesting Schedule
<= 12/31/2020	1/4th on each of the first four quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
1/1/2021 - 12/31/2022	1/8th on each of the first eight quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
>= 1/1/2023	1/12th on each of the first twelve quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
In accordance with the above, the Replacement RSU Award granted in respect of the surrendered Eligible Options will vest as follows:

Grant Date of Existing Eligible Option	Exercise Price of Existing Eligible Option	RSUs Underlying Replacement RSU Award	Replacement RSU Award Vesting Schedule
8/24/2020	24.60	1,200	1/4th on each of the first four quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
3/2/2021	32.44	1,000	1/8th on each of the first eight quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
2/27/2023	15.55	1,500	1/12th on each of the first twelve quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
5.    Which options are eligible for this Offer?
Options eligible for exchange are those held by employees and consultants of us and our subsidiaries having an exercise price equal to or greater than the Minimum Exercise Price.
6.    Is this type of exchange a common way for companies to deal with underwater options?
Each company implementing an option exchange program designs the approach to suit its specific circumstances. In addition to following all appropriate regulatory guidelines, we have structured a plan that we believe is fair to and makes the most sense for our employees, Arcutis, and our stockholders. While our approach may differ from the approach some companies are taking, it is likewise similar to others, and we believe it is appropriate for Arcutis.
7.    Does the option exchange mean Arcutis is no longer optimistic about our future and the performance of our stock?
We believe we are a strong company with a strong future. Our Option Exchange recognizes that some option grants are significantly underwater due to the material decline in our stock price. As a result, these option grants have not delivered the value to recipients we intended to provide at the time they were granted. The Option Exchange will give our employees and consultants the opportunity to choose whether to exchange significantly underwater options for RSUs.
8.    Who is eligible to participate in this Offer?
You are eligible to participate in this Offer only if (i) you are an employee or consultant of Arcutis or any of its subsidiaries as of the Offer commencement date and remain an employee or consultant through the Offer Expiration Date and (ii) you hold at least one Eligible Option on the Offer Expiration Date.

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9.    What if I leave Arcutis before the Replacement RSU Award Grant Date?
If you are no longer employed with, or cease serving as a consultant of, Arcutis or any of its subsidiaries, whether voluntarily, involuntarily, or for any other reason, before the Replacement RSU Award Grant Date, you will not be able to participate in this Offer.
ACCORDINGLY, IF YOU ARE NOT AN EMPLOYEE OR CONSULTANT OF ARCUTIS OR ANY OF ITS SUBSIDIARIES AS DESCRIBED ABOVE ON THE REPLACEMENT RSU AWARD GRANT DATE, EVEN IF YOU HAD ELECTED TO PARTICIPATE IN THIS OFFER AND HAD TENDERED SOME OR ALL OF YOUR ELIGIBLE OPTIONS FOR EXCHANGE, YOUR TENDER WILL AUTOMATICALLY BE DEEMED WITHDRAWN AND YOU WILL NOT PARTICIPATE IN THIS OFFER, AND YOU WILL RETAIN YOUR OUTSTANDING OPTION(S) IN ACCORDANCE WITH THEIR CURRENT TERMS AND CONDITIONS. IN THE CASE OF A TERMINATION OF YOUR SERVICE, YOU MAY BE ENTITLED TO EXERCISE YOUR OUTSTANDING OPTION(S) DURING A LIMITED PERIOD OF TIME FOLLOWING THE TERMINATION OF SERVICE IN ACCORDANCE WITH THEIR TERMS TO THE EXTENT THAT THEY ARE VESTED AS OF SUCH TERMINATION OF SERVICE. (See Section 1 of the Offer to Exchange entitled “Eligibility; Number of Options; Offer Expiration Date” and Section 5 of the Offer to Exchange entitled “Acceptance of Options for Exchange; Grant of Replacement RSU Awards” for additional information.)
10.    Why aren’t the exchange ratios set at one-for-one?
The exchange ratios for the Option Exchange were determined in part using the Black-Scholes model and the trading range of our Common Stock during the period preceding the date our Board approved the Option Exchange and are based on the exercise prices of the Eligible Options. The exchange ratios were calculated in this manner in order to balance the compensatory goals of the Option Exchange and the interests of our stockholders, including reducing our total number of shares of Common Stock underlying outstanding equity awards, avoiding further dilution to our stockholders and minimizing the accounting expense of the grants of Replacement RSU Awards. If we were to exchange the Eligible Options for RSUs on a one-for-one basis the fair value of the Replacement RSU Awards and the associated accounting expense would be greater than the current fair value of the Eligible Options. In addition, the potential dilutive impact of our equity awards would remain the same. Accordingly, the higher-value Replacement RSU Awards will cover fewer RSUs than the shares of our Common Stock underlying the lower-value Eligible Options they replace to minimize accounting expenses and potential dilution while balancing our compensatory goals with the interests of our stockholders.
11.    If I participate, what will happen to my exchanged options?
Eligible Options that you elect to exchange will be cancelled on the Offer Expiration Date, which is currently scheduled for 8:59 P.M. Pacific Time on February 12, 2024, unless this Offer is extended.
12.    If I elect to exchange some of my Eligible Options, do I have to elect to exchange all of my Eligible Options?
No. You may elect to exchange your Eligible Options on a grant-by-grant basis (determined based on options having the same grant date and exercise price), that is you may elect to exchange or not exchange each Separate Option Grant. If you elect to exchange any portion of a Separate Option Grant in the Offer, you must elect to exchange the entire Separate Option Grant. No partial exchanges of Separate Option Grants will be permitted.
13.    What happens to Eligible Options that I choose not to exchange or that you do not accept for exchange?
Eligible Options that you choose not to exchange or that we do not accept for exchange will remain outstanding and will retain their existing terms, exercise prices and vesting schedules.
14.    Will Replacement RSU Awards qualify for special tax treatment?
No. The value of shares issued upon settlement of RSUs constitutes ordinary income, subject to income tax withholding if you are an employee of Arcutis or its subsidiaries. Even if your Eligible Options qualify as “incentive stock options”, Replacement RSU Awards are not eligible for special tax treatment under applicable law.
15.    Why have you chosen to exchange options for RSUs?
We believe that RSUs provide the best equity compensation value for options that are significantly underwater. Even if our stock price were to decline after the completion of the exchange, the new RSUs would still have value. By granting RSUs, we can provide employees with more stability in the award value, while providing some upside (and downside) potential as the stock price moves over time.

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16.    What are the conditions to this Offer?
This Offer is subject to the conditions described in Section 6 of the Offer to Exchange. This Offer is not conditioned upon a minimum aggregate number of options being elected for exchange. See Section 6 of the Offer to Exchange entitled “Conditions of this Offer” for additional information.
Administrative/Timing
17.    How do I participate in this Offer?
If you choose to participate in the Option Exchange, you must take the following action on or before 8:59 P.M. Pacific Time on the Offer Expiration Date:
1.Use your user log-in ID and password (which you will set up using instructions that will be emailed to you) to access the option exchange website at https://equitysolutions.aon.com/UWSO/Participant; and
2.Properly complete and submit your election via the option exchange website by (a) navigating to the My Options page, (b) indicating which Eligible Options you wish to exchange by selecting “Exchange for New RSU” or “Do Not Exchange” in the Election column and “CONFIRM AND SUBMIT” at the bottom of the page, and (c) after verifying the options you want to exchange, select “CONFIRM AND SUBMIT.”
Arcutis must receive your properly completed submission on or before 8:59 P.M. Pacific Time on the Offer Expiration Date, which is to occur on February 12, 2024, unless extended by us.
You can change your election any time during the Offering period; however, the last election that you make, if any, on or prior to 8:59 P.M. Pacific Time on the Offer Expiration Date will be final and irrevocable.
If you elect to exchange an Eligible Option grant, you must elect to exchange that entire Eligible Option grant. If you hold more than one Eligible Option grant, however, you may choose to exchange Separate Option Grants, on a grant-by-grant basis, without having to exchange all of your Eligible Option grants. No partial exchanges of Separate Option Grants will be permitted. If you are eligible to participate in the Option Exchange, the option exchange website will list all of your eligible Separate Option Grants.
Confirmation statements for submissions through the option exchange website will be emailed directly to you, and you may also obtain a confirmation from the option exchange website after submitting your election or withdrawal. You should print and save a copy of the confirmation for your records.
Elections submitted by any other means, including email, facsimile, hand delivery, interoffice, United States mail (or other post) and Federal Express (or similar delivery service), are not permitted, and will not be accepted.
18.    How do I find out the details about my existing options?
Information on your Eligible Options will be provided to you with this Offer on the option exchange website located at https://equitysolutions.aon.com/UWSO/Participant.
19.    What will happen if I do not submit my election by the deadline?
If you do not submit your election by the deadline, then you will not participate in this Offer, and all options currently held by you will remain intact at their original exercise price and subject to their original terms and conditions. (See the section of the Offer to Exchange entitled “Risk Factors” for additional information).
IF YOU FAIL TO PROPERLY SUBMIT YOUR ELECTION BY THE DEADLINE, YOU WILL NOT BE PERMITTED TO PARTICIPATE IN THIS OFFER.
20.    Will I be able to elect to exchange my options for other options or cash rather than RSUs?
Participants will not be given a choice of what they will receive in exchange for stock options. The Option Exchange is designed to provide an exchange of stock options for RSUs. In addition, in some countries outside the U.S., legal or administrative

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circumstances may require specific local approaches. We expect employees residing in most countries will be able to participate in an option-for-RSU exchange, subject certain exceptions described above.
21.    During what period of time can I withdraw or change my previous elections?
You can withdraw or change your previously submitted election to exchange or not exchange Eligible Options at any time on or before 8:59 P.M. Pacific Time on the Offer Expiration Date, which is scheduled to occur on February 12, 2024, unless extended by us. If this Offer is extended beyond February 12, 2024, you can withdraw or change your election at any time until the extended expiration of this Offer. To change your previously submitted election, you must submit a new election in the same manner described in Question 17 before the election deadline. To withdraw your previously submitted election, submit a new election before the election deadline, and select “Do Not Exchange” in the election column for the particular option(s) you wish to withdraw. It is your responsibility to confirm that we have received your correct election before the deadline. In all cases, the last election submitted and received prior to the deadline will be final and irrevocable. (See Section 4 of the Offer to Exchange entitled “Withdrawal Rights” for additional information.)
AFTER THE DEADLINE TO WITHDRAW OR CHANGE YOUR ELECTION HAS OCCURRED, YOU WILL NOT BE PERMITTED TO WITHDRAW OR CHANGE YOUR ELECTION.
22.    Can I exchange the remaining portion of an Eligible Option grant that I have already partially exercised?
Yes, any unexercised portion of a separate Eligible Option grant can be exchanged. If you have previously exercised a portion of an Eligible Option grant, only the portion of that option grant that has not yet been exercised will be eligible to be exchanged and, if you elect to replace it for a Replacement RSU Award, such portion must be exchanged in full. Any portion of a Separate Option Grant that has been exercised is not eligible to participate in the Option Exchange. The Replacement RSU Award will only replace the unexercised portion of Eligible Option grant, which will be cancelled upon the expiration of this Offer.

23.    Can I select which of my Eligible Options to exchange?
Yes. You can exchange your Eligible Options on a grant-by-grant basis, determined based on the grant date and exercise price of the original option. However, no partial exchanges of Separate Option Grants will be permitted.
24.    If I am surrendering vested options in the option exchange, why do the new RSUs have additional vesting?
In addition to motivating employees, the Option Exchange was designed to help retain employees. Having the new awards subject to vesting is considered a best practice in implementing an exchange offer that stockholders will support.
25.    Can I exchange both vested and unvested Eligible Options?
Yes. You can exchange Eligible Options, whether or not they are vested (and you must exchange all of the unexercised portion of a Separate Option Grant if you choose to exchange such Separate Option Grant). Each Replacement RSU Award, however, will be completely unvested on the Replacement RSU Award Grant Date, regardless of whether the surrendered Eligible Option was wholly or partially vested.
26.    What does an RSU entitle me to?
Each RSU represents the right to be issued one share of Common Stock after the RSU vests.
27.    When will the Replacement RSU Awards be granted?
We will grant the Replacement RSU Awards on or about the date we cancel options elected for exchange, which we expect to occur on the Offer Expiration Date (currently scheduled for February 12, 2024). If this Offer is extended beyond February 12, 2024, then the Replacement RSU Awards will be granted on or about such extended Offer Expiration Date. (See Section 8 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of Replacement RSU Awards” for more information.)
28.    When will the Replacement RSU Awards vest?
Each Replacement RSU Award will be completely unvested as of the Replacement RSU Award Grant Date, regardless of whether the surrendered option was wholly or partially vested. Replacement RSU Awards will vest based on continued employment

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by or continued service as a consultant with Arcutis in accordance with the following table based on the date of grant of the related Eligible Option:

Grant Date of Related Eligible Option	Replacement RSU Award Vesting Schedule
<= 12/31/2020	1/4th on each of the first four quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
1/1/2021 - 12/31/2022	1/8th on each of the first eight quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
>= 1/1/2023	1/12th on each of the first twelve quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
Like all of our outstanding options, the vesting of the Replacement RSU Awards is dependent upon continued service with Arcutis or its subsidiaries through the applicable vesting date. Replacement RSU Awards are subject to the terms and conditions as provided for in the 2020 Plan and the RSU Agreement approved for use under the 2020 Plan and may be forfeited if not vested at the time of a termination of service. (See Section 8 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of Replacement RSU Awards” for additional information.)
29.    What will be the terms and conditions of my Replacement RSU Awards?
Replacement RSU Awards will have terms and conditions set forth in the 2020 Plan and will be subject to the RSU agreement approved for use under the 2020 Plan. In addition, the number of RSUs underlying the Replacement RSU Awards and the Replacement RSU Awards’ vesting dates will be different from the terms that are applicable to Eligible Options.
You are encouraged to consult the 2020 Plan and form of RSU agreement for complete information about the terms of the Replacement RSU Awards, which are available through the option exchange website. (See Section 8 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of Replacement RSU Awards” for additional information.)
30.    What if my employment or service with Arcutis is terminated after the Replacement RSU Awards are granted?
If your service with Arcutis and its subsidiaries terminates for any reason after the Replacement RSU Award has been granted, you will forfeit any RSUs underlying your Replacement RSU Awards that are unvested at the date of your termination, subject to any provisions providing for accelerated vesting. (See Section 8 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of Replacement RSU Awards” for additional information.)
31.    What happens if Arcutis is subject to a change in control AFTER the Replacement RSU Awards are granted?
Although we are not currently contemplating a merger or similar transaction that could result in a change in control of our Company, we are reserving the right to take any actions that we deem necessary or appropriate to complete a transaction that our Board believes is in the best interest of our Company and our stockholders. It is possible that, after the grant of Replacement RSU Awards, we might effect or enter into an agreement, such as a merger or other similar transaction, in which the current share ownership of our Company will change such that a new group of stockholders has the number of votes necessary to control stockholder voting decisions. We refer to this type of transaction as a change in control transaction.
To obtain detailed change in control provisions governing your current options, you can refer to our 2020 Plan, as applicable, and the prospectus for our 2020 Plan, each of which is available through the option exchange website. Your stock option agreement(s) and certain other agreements between you and Arcutis may also contain provisions that affect the treatment of your options in the event of a change in control.
32.    What happens if Arcutis is subject to a change in control BEFORE the Replacement RSU Awards are granted?
Although we are not currently contemplating a merger or similar transaction that could result in a change in control of our Company, we reserve the right to take any actions that we deem necessary or appropriate to complete a transaction that our Board believes is in the best interest of our Company and our stockholders. This could include terminating this Offer and/or your right to receive Replacement RSU Awards under this Offer.

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Any change in control transaction, or announcement of such transaction, could have a substantial effect on our share price, including potentially substantial appreciation in the price of shares of our Common Stock, which could make the Replacement RSU Awards you receive in the Offer worth less than the Eligible Options surrendered. In addition, in the event of an acquisition of our Company for stock, tendering option holders might receive RSUs that are settled in the shares of a different issuer.
33.    Are there other circumstances where I would not be granted Replacement RSU Awards?
Yes. Even if we accept your tendered options, we will not grant Replacement RSU Awards to you if we are prohibited by applicable law or regulations from doing so, or until all necessary government approvals have been obtained. We will use reasonable efforts to avoid a prohibition, but if prohibited by applicable law or regulation on the Offer Expiration Date, you will not be granted Replacement RSU Awards, if at all, until all necessary government approvals have been obtained. In addition, we will not grant Replacement RSU Awards to you if you are not an employee or consultant of us or our subsidiaries on the Replacement RSU Award Grant Date. (See Section 12 of the Offer to Exchange entitled “Agreements; Legal Matters; Regulatory Approvals” for additional information.)
34.    After the Offer Expiration Date, what happens if the price of Arcutis Common Stock declines?
The price of shares of our Common Stock may depreciate or fail to appreciate over the long term, and the value of your Replacement RSU Awards may decline or remain stagnate after the Offer Expiration Date. WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF SHARES OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE. (See Section 2 of the Offer to Exchange entitled “Purpose of this Offer” for additional information.)
Other Important Questions
35.    What are the U.S. Federal tax consequences of my participation in this Offer?
The following is a summary of the material U.S. federal income tax consequences of participating in this Offer for those individuals subject to U.S. federal income tax. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.
The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date of this Offer. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed. The federal, state and local tax consequences for each individual will depend upon that person’s individual circumstances. Included as part of this Option Exchange are disclosures regarding the expected material federal tax consequences of this Offer in the United States. You should review these disclosures carefully before deciding whether or not to participate in this Offer.
If you are considering participating in this Offer, you should consult your own financial, legal and/or tax advisors concerning the federal, state and local tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction applicable to you.
If you accept this Offer and are subject to taxation in the United States, under current law, you generally will not recognize income for federal income tax purposes either at the time your exchanged options are cancelled or when the Replacement RSU Awards are granted.
When RSUs underlying your Replacement RSU Awards vest and shares of our Common Stock are issued to you in settlement of the RSUs, you will generally recognize ordinary income in an amount equal to the fair market value of the shares of Common Stock issued to you. If you were an employee at the time of the grant of the Replacement RSU Award, any income recognized upon settlement of your RSUs generally will constitute wages for which withholding will be required. Upon disposition of the shares acquired upon settlement of your RSUs, any gain or loss is treated as capital gain or loss.
The Company generally will be entitled to a corresponding deduction equal to the amount of income recognized by you if we comply with applicable reporting requirements.
If you are subject to the tax laws of a country other than the United States, even if you are a resident of the United States, you should be aware that there may be other tax consequences that may apply to you. Tax consequences may vary depending on each individual’s circumstances. You should review these disclosures carefully before deciding whether or not to participate in this Offer.

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36.    How should I decide whether or not to participate?
The decision to participate must be each individual’s personal decision and will depend largely on each individual’s assumptions about the future of our business, our share price, the overall economic environment, and the performance of publicly traded stocks generally. The lack of an exercise price in respect of your Replacement RSU Awards may allow you to recognize value from your RSUs sooner than you would have with Eligible Options. There is an inflection point, however, at higher Arcutis share prices where the value of the Eligible Options you surrendered would have been greater than the value of the RSUs underlying the Replacement RSU Awards. The reason for this is because your Replacement RSU Award will cover fewer RSUs than the shares underlying the Eligible Option you surrendered. The inflection point for each Eligible Option grant varies depending on the exercise price and the exchange ratio applicable to the Eligible Option. In addition, you should consider the new vesting schedule of the Replacement RSU Awards.
We understand that this will be a challenging decision for all eligible individuals. THE OPTION EXCHANGE CARRIES CONSIDERABLE RISK, AND THERE ARE NO GUARANTEES OF OUR FUTURE SHARE PERFORMANCE OR THE PRICE OF SHARES OF OUR COMMON STOCK ON THE OFFER EXPIRATION DATE. (See Section 17 of the Offer to Exchange entitled “Miscellaneous” for additional information.)
37.    What do the executive officers and the members of our Board think of this Offer? Who can I contact to help me decide whether or not I should exchange my Eligible Options?
Although our Board has approved this Offer, neither our executive officers nor the members of our Board make any recommendation as to whether you should elect to exchange or refrain from exchanging your Eligible Options. Please contact your personal financial and tax advisors to assist you in determining if you should exchange your Eligible Options.
38.    What are some of the potential risks if I choose to exchange my outstanding Eligible Options?
We cannot predict how shares of our Common Stock or the stock market will perform before the date that the Replacement RSU Awards will be granted, and the price of Arcutis shares of Common Stock may increase significantly. This could result in the Replacement RSU Awards becoming less valuable than the Eligible Options you exchanged. This is because the Replacement RSU Awards you will receive will cover fewer RSUs than the shares underlying the Eligible Option you surrendered, and there is an inflection point at higher Arcutis share prices where the value of the Eligible Options you surrendered would have been greater than the value of your Replacement RSU Awards.
If you elect to participate in this Offer, the vesting of each Replacement RSU Award granted to you will be subject to a new vesting schedule. This means that you will be required to continue to provide services to Arcutis or its subsidiaries after the date on which your Replacement RSU Award is granted in order to vest in whole or in part in the Replacement RSU Award. If your services to Arcutis and its subsidiaries terminate for any reason prior to vesting of your Replacement RSU Award, you will forfeit the then-unvested portion of your Replacement RSU Award. (See “Risk Factors” and Section 8 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of Replacement RSU Awards” for additional information.)
39.    What happens if I have an Eligible Option that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?
If you have an Eligible Option that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an Eligible Participant beneficially owns a portion of that Eligible Option, then in order to participate in the Option Exchange with respect to such Eligible Option, you may accept this Option Exchange with respect to the entire remaining outstanding portion of the Eligible Option, including the portion beneficially owned by the other person, as long as you are the legal owner of the Eligible Option. As described above, we are not accepting partial tenders of an Eligible Option, so you may not accept this Option Exchange with respect to a portion of an Eligible Option that is beneficially owned by you, while rejecting it with respect to the portion beneficially owned by someone else. As you are the legal owner of the Eligible Option, we will respect an election properly made by you, but will not be responsible to you or the beneficial owner of the Eligible Option for any errors made by you with respect to such Eligible Option.
40.    What if I am on an authorized leave of absence during the Option Exchange?
Any Eligible Participant who is on an authorized leave of absence will be eligible to participate in the Option Exchange.
42.    Will I owe taxes if I do not participate in the Option to Exchange?

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In general, the election not to participate in the Option Exchange will not be a taxable event for U.S. federal income tax purposes. There will, however, be income tax payable upon the exercise of your stock options. You should consult with your own tax advisor or financial advisor for additional information about your personal tax situation. (See Section 13 of the Offer to Exchange entitled “Material U.S. Federal Income Tax Consequences” for additional information.)
43.    Will this Exchange Offer affect future equity grants?
No. Your election to participate or abstain from participating in the Option Exchange will have no effect on our making future grants of options, other equity awards, or any other rights to you or anyone else. We anticipate that we will continue to have an annual equity grant program. However, all equity programs are at the discretion of Arcutis’s Board.
44.    Is there anything I need to do now to participate in the exchange?
No. Right now, there’s nothing you need to do. On or before January 16, 2024, eligible participants will receive detailed information, providing you with everything you need to know to make a decision that’s best for you.
45.    To whom should I ask questions regarding this Offer?
If you have questions regarding the Exchange Offer or have requests for assistance (including requests for additional copies of this Offer to Exchange document or other documents relating to the Exchange Offer), please email stockadmin@Arcutis.com.
ARCUTIS MAKES NO RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE OFFER. YOU MUST MAKE YOUR OWN DECISION WHETHER AND TO WHAT EXTENT TO PARTICIPATE. WE ENCOURAGE YOU TO SPEAK WITH YOUR FINANCIAL, LEGAL AND/OR TAX ADVISORS, AS NECESSARY, BEFORE DECIDING WHETHER TO PARTICIPATE IN THE OFFER.

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